UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 000-13818
POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUÑOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Popular, Inc. Puerto Rico Savings and Investment Plan
Financial Statements and Supplemental Schedule
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	3

Notes to Financial Statements	4 — 15

Supplemental Schedules

Exhibit I — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009	16

Signatures

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm
Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statements of the net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 25, 2010

Popular, Inc. Puerto Rico Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments
Allocated share of Master Trust net assets	$57,464,490	$50,473,925
Investments, at fair value	146,667,688	159,595,054
Participant loans	1,387,913	1,818,098

Total investments	205,520,091	211,887,077

Receivables
Employer contributions	—	25
Participant contributions	—	114
Profit sharing contributions	—	2,209,796
Dividends and interest	107	1,206,826

Total receivables	107	3,416,761
Cash and cash equivalents	383,038	439,444

Total assets	$205,903,236	$215,743,282

Liabilities
Accrued expenses	67,000	—

Total liabilities	67,000	—

Net assets available for benefits	$205,836,236	$215,743,282

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended December 31, 2009

Additions to assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(32,149,650)
Allocated share of Master Trust investment activities	10,125,447
Interest on loans to participants	76,417
Interest and dividends	3,190,620

Total investment loss	(18,757,166)
Contributions
Employer	2,139,070
Participants	13,808,245
Rollovers from other qualified plans	35,698

Total contributions	15,983,013

Total additions (deductions)	(2,774,153)

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	7,005,313
Administrative expenses	127,580

Total deductions	7,132,893

Net decrease	(9,907,046)
Net assets available for benefits
Beginning of year	215,743,282

End of year	$205,836,236

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (“the Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments

The following plan amendments were adopted in 2009:
1.	Effective January 1, 2009, the Plan was amended to enable participants to elect to defer between 1% and 70% of eligible compensation.

2.	Effective March 20, 2009, the Plan was amended to suspend the employer matching contribution to the Plan.

3.	Effective July 1, 2009, the Plan was amended to allow participants who elect to receive periodic payments to each be able to make an annual change in the form or frequency.
Master Trust

The Banco Popular de Puerto Rico Balance Fund Master Trust (the “Master Trust”) serves as a funding vehicle for certain commingled assets of the Plan and the Banco Popular de Puerto Rico Retirement Plan (BPPR Retirement Plan). Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the BPPR Retirement Plan in a Master Trust. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Contributions

At December 31, 2009, Plan participants could authorize the Companies to make pre-tax deductions ranging from 1% to 70% and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the 1165 (e) established legal limit ($9,000 for 2010 and 2009 and $8,000 for 2008). Employees are automatically enrolled in the Plan at the pre-tax contribution rate of 2% of annual compensation and may change their contribution rate at any time.

During the first quarter of year 2009 the Companies provided matching contributions in accordance with participant’s pre-tax contributions, as follows:

The Companies matched up to 100% of the first 3% of total cash compensation contributed on a pre-tax basis, plus 50% of the next 2% contributed pre-tax. If pre-tax contributions exceeded the

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
legal limit, the excess pre-tax contributions were recharacterized as “after-tax” and were eligible for company match up to the maximum possible match of 4% of compensation. Matching contributions were invested pursuant to each participant’s investment directions for elective deferrals. On March 20, 2009 all matching contributions were suspended.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100
Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his/her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Participant Loans

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan secured by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. Subsequent to December 31, 2006, the Plan does not allow participants to take loans.

As of December 31, 2009, participant loans amounted to $1,387,913, which is the amortized balance of the loans issued during 2006.

Plan Expenses and Administration

The Plan is administered by the Popular Puerto Rico Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

Contributions are held and managed by Banco Popular de Puerto Rico as trustee and recordkeeper of the Plan. Unless otherwise paid by the Companies, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts can be used to pay administrative expenses or, at the Companies’ discretion, redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

During 2009, the Companies’ used forfeitures of $60,580 to pay administrative expenses.

Forfeited non-vested accounts amounted to $255,433 and $270,187 at December 31, 2009 and 2008, respectively.

Non-Participant Directed Investments

At December 31, 2009, there were no non-participant directed investments in the Plan.

New Accounting Pronouncements

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this update did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common/collective trusts (“CCTs”) (see Note 4).

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure-related it will not have an impact on the Plan’s financial statements.

For the year ending December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materiality impact the Plan’s financial statements. See Note 12, Subsequent Events, for further discussion of subsequent events.

Note 2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the most significant accounting policies follows.

Reclassifications

For purposes of comparability, certain prior period amounts have been reclassified to conform to the 2009 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is presented at its market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined.

The Plan’s investment in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on the trade date basis.

The net appreciation (depreciation) of the investment in the Master Trust is included as part of the allocated share of Master Trust investment activities in the statement of changes in net assets available for benefits. This includes the realized gains or (losses) and the unrealized appreciation (depreciation) on the Master Trust’s assets. Refer to Note 11.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 4 to these financial statements for the ASC 820 disclosures required as of December 31, 2009 and 2008.

Interest and dividend income in 2009 includes $969,044 of interest income related to 2008 that was first received and recorded in 2009.

Contributions

Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Transfer of assets to other plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Payment of benefits

Benefits are recorded when paid.

Note 3.	Plan investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s net assets at December 31:

	2009		2008
	# of		# of
	shares	Value	shares	Value
Master Trust	360,098	$57,464,490	382,204	$50,473,925

Mutual funds
Principal Invs Fund Life 2020 Cl A	1,137,386	$11,885,685	*	*
Federated Government Obligations Fund	30,767,889	$30,767,889	31,673,306	$31,673,306

Common Stock
Popular, Inc.	20,144,999	$45,527,699	15,295,643	$78,925,521

*	Investment did not exceed 5% or more of the Plan’s assets at December 31, 2008.
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(44,439,686)
Mutual funds	12,290,036

$(32,149,650)

Note 4.	Fair Value Measurements

The Plan measures fair value as require by ASC 820, “Fair Value Measurements and Disclosures” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Fund’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 — Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 — Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Cash & Cash Equivalents: The carrying amount of cash and cash equivalents are reasonable estimates of the fair value due to its short term maturity.

Equity securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Investments in mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. These securities are classified as Level 2.

Participant Loans: Participant loans are valued at their amortized cost, which approximates fair value. These securities are classified as Level 3.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2009 and December 31, 2008. The following tables do not include the plan’s interest in the Master Trust because that information is presented in a separate table (See Note 11).

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Popular, Inc. Common Stock	$45,527,699	$—	$—	$45,527,699
Money Market Funds		30,767,889		30,767,889
Fixed Income Funds		35,686,168		35,686,168
Equity Funds		34,685,932		34,685,932
Loans			1,387,913	1,387,913

Total assets, excluding plan interest in Master Trust, at fair value	$45,527,699	$101,139,989	$1,387,913	$148,055,601

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Popular, Inc. Common Stock	$78,925,521	$—	$—	$78,925,521
Money Market Funds		31,673,306		31,673,306
Fixed Income Funds		26,559,373		26,559,373
Equity Funds		22,436,854		22,436,854
Loans			1,818,098	1,818,098

Total assets, excluding plan interest in Master Trust, at fair value	$78,925,521	$80,669,533	$1,818,098	$161,413,152

The following table presents the changes in Level 3 assets measured at fair value for the year ended December 31, 2009:

Change in
Unrealized
Gain (Loss)
relating to
instruments
	Balance as	still held at	Realized			Balance as
	of January	the reporting	Gain			of December
	1, 2009	date	(Loss)	Issuances	Repayments	31, 2009

Participant loans	$1,818,098	$—	$—	$—	$(430,185)	$1,387,913

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 5.	Plan Termination

Although they have not expressed any intent to do so, each Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Note 6.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated April 16, 2010, with effective date June 1, 2008, indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since June 1, 2008. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Note 8.	Profit Sharing Contribution

There were no profit sharing contributions for year 2009. During 2008, the Board of Directors of the Corporation approved profit sharing contributions amounting to $2,209,796 in the aggregate based on their 2008 subsidiaries profits. This contribution was recorded as a receivable as of December 31, 2008 and subsequently collected in 2009.

Note 9.	Related-Party Transactions

At December 31, 2009 and 2008, the Plan held 20,144,999 and 15,295,643 common shares of Popular, Inc., with a quoted market value of $45,527,699 and $78,925,521, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

The Plan holds a time deposit open account with Banco Popular de Puerto Rico ($383,038 in 2009 and $396,806 in 2008).

Included in the Plan assets are participant loans. At December 31, 2009 and 2008 participant loans amounted to $1,387,913 and $1,818,098, respectively. For the year ended December 31, 2009 interest income related to participant loans amounted to $76,417. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Banco Popular de Puerto Rico, one of the Companies covered by the Plan, is acting as Trustee and Recordkeeper for the Plan. Fees paid by the Plan Sponsor for the investment management services amounted to approximately $536,000 for the year ended December 31, 2009.

Note 10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$205,836,236	$215,743,282
Less: Amounts allocated to withdrawing participants	(52,985)	(338,349)

Net assets available for benefits per the Form 5500	$205,783,251	$215,404,933

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2009 to Form 5500:

Benefits paid to participants per the financial statements	$7,005,313
Add: Amounts allocated to withdrawing participants at December 31, 2009	52,985
Less: Amounts allocated to withdrawing participants at December 31, 2008	(338,349)

Benefits paid to participants per Form 5500	$6,719,949

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $383,038 and $396,806 as of December 31, 2009 and 2008, respectively.

Note 11.	Investment in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan, as discussed on Note 1. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Banco Popular de Puerto Rico (the “Trustee”). At December 31, 2009, the Plan’s interest in the net assets of the Master Trust was approximately 12.17%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Investments held in the Master Trust and as of December 31, 2009 and 2008 are as follows:

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
United States Government and agencies’ obligations	$25,733,491	$18,121,175
Commodity Fund	16,273,937	11,872,836
Corporate Bonds and debentures	47,791,722	43,156,997
Equity Securities	207,747,356	161,980,820
Foreign Equity Fund	59,275,324	42,440,423
Index Funds — Equity	2,971,060	4,169,813
Index Funds — Fixed Income	7,864,126	28,571,807
Mortgage back securities — agencies	85,920,759	84,585,245
Cash and Cash Equivalents	16,443,361	14,484,415
Private equity investments	893,889	1,338,159
Accrued investment income	1,718,546	1,610,667

	472,633,571	412,332,357
Less: Accrued Expenses	(404,853)	(296,753)

Net Assets in Master Trust	$472,228,718	$412,035,604

Investment income in the Master Trust for the year ended December 31, 2009 is as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
United States Government and agencies’ obligations	$(369,502)	$1,345,432
Commodity Fund	3,657,081	(13,482,851)
Corporate Bonds and debentures	5,481,001	(5,403,921)
Equity Securities	45,279,113	(96,955,837)
Foreign Equity Fund	16,834,722	(41,960,812)
Index Funds — Equity	694,352	(2,306,755)
Index Funds — Fixed Income	795,085	1,205,233
Mortgage backed securities — agencies	(996,980)	3,167,711
Private equity investments	(55,400)	(569,044)
Interest and dividend income	13,073,159	17,427,172

Net appreciation (depreciation) in fair value of investments	84,392,631	(137,533,672)
Less: Investment expenses	(1,001,798)	(1,504,874)
Administrative expenses	(180,433)	(142,602)

Net investment income (loss)	$83,210,400	$(139,181,148)

Following is a description of the Master Trust’s valuation methodologies used for investments measured at fair value:

Equity securities: Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

Index Funds — Equity: Investments in index funds — equity with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1. Investments in index funds — equity valued at the net asset value (NAV) of shares held by the Plan at year end are classified as Level 2.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Index Funds – Fixed Income Foreign Equity Funds and Commodity Funds: Investments in index funds –fixed income, foreign equity funds, and commodity funds, are valued at the net asset value (NAV) of shares held by the Plan at year end. These securities are classified as Level 2.

United States Government and agencies’ obligations: The fair value of U.S. Government and agencies obligations is based on an active exchange market and is based on quoted market prices for similar securities. These securities are classified as Level 2. U.S. agency structured notes are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. These securities are classified as Level 2.

Mortgage backed securities and agencies: Certain agency mortgage and other asset backed securities (“MBS”) are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS is classified as Level 2.

Corporate bonds and debentures: Corporate bonds and debentures are valued at fair value at the closing price reported in the active market in which the bond is traded. These securities are classified as Level 2.

Private equity investments: Private equity investments include an investment in a private equity fund of funds known as Guayacan Fund of Funds II. The fund was created by Grupo Guayacan, Inc. The fund value is recorded at its NAV, which is affected by the changes in the fair market value of the investments held in the fund. This fund is classified as Level 3.

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2009 and 2008:

	Investments in Securities
				Balance
	Level 1	Level 2	Level 3	12/31/2009

United States Government and agencies’ obligations	$—	$25,733,491	$—	$25,733,491
Commodity Fund	—	16,273,937	—	16,273,937
Corporate bonds and debentures	—	47,791,722	—	47,791,722
Equity Securities	207,747,356	—	—	207,747,356
Foreign Equity Fund	—	59,275,324	—	59,275,324
Index Funds — Equity	2,971,060	—	—	2,971,060
Index Funds — Fixed Income	—	7,864,126	—	7,864,126
Mortgage backed securities — agencies	—	85,920,759	—	85,920,759
Private equity investments	—	—	893,889	893,889

Total	$210,718,416	$242,859,359	$893,889	$454,471,664

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

	Investments in Securities
				Balance
	Level 1	Level 2	Level 3	12/31/2008

United States Government and agencies’ obligations	$—	$18,121,175	$—	$18,121,175
Commodity Fund	—	11,872,836	—	11,872,836
Corporate bonds and debentures	—	43,156,997	—	43,156,997
Equity securities	161,980,820	—	—	161,980,820
Foreign Equity Fund	—	42,440,423	—	42,440,423
Index Fund — Equity	2,814,944	1,354,869	—	4,169,813
Index Fund — Fixed Income	—	28,571,807	—	28,571,807
Mortgage backed securities — agencies	—	84,585,245	—	84,585,245
Private equity investments	—	—	1,338,159	1,338,159

Total	$164,795,764	$230,103,352	$1,338,159	$396,237,275

The following table presents the changes in Level 3 investments measured at fair value for the year ended December 31, 2009:

		Change in Unrealized Gain
		(Loss) relating to
	Balance as of	instruments still held at	Balance as of
	January 1, 2009	the reporting date (1)	December 31, 2009

Private Equity Investment	$1,338,159	$(444,270)	$893,889

(1) Included in “Allocated share of Master Trust investment activities” in the Statement of Changes in Assets Available for Benefits.
Note 12.	Subsequent Events
The Plan has evaluated subsequent events through the filing date, the date the financial statements were available to be issued. The Plan has determined that the event below occurring in this period requires disclosure in the accompanying financial statements.

On April 30, 2010, Banco Popular de Puerto Rico, a subsidiary of Popular, Inc., acquired certain assets and assumed certain deposit liabilities of Westernbank Puerto Rico, a Puerto Rico chartered non-member bank headquartered in Mayaguez, Puerto Rico (“Westernbank”), from the Federal Deposit Insurance Corporation (the “FDIC”), as receiver for Westernbank, pursuant to the terms of the Purchase and Assumption Agreement — Whole Bank; All Deposits, dated April 30, 2010, among Banco Popular de Puerto Rico and the FDIC, as receiver. All employees were offered a temporary contract. Westernbank employees participated in a defined contribution plan, the Westernbank 1165(e) Plan, qualified under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, of which, by operation of law, the Federal Deposit Insurance Corporation (“FDIC”) became the plan sponsor and administrator. The FDIC has requested approval from the Department of Treasury of the Commonwealth of Puerto Rico to terminate the Westernbank 1165(e) Plan and distribute all assets. Popular is considering requesting a ruling from the PR Treasury Department which would allow participants in the Westernbank 1165(e) Plan who became regular employees of Popular, Inc. or other affiliated companies that have adopted the Popular, Inc. PR Savings and Investment Plan to rollover the net distribution received from the Westernbank 1165(e) Plan into the Popular, Inc. PR Savings and Investment Plan as an after tax rollover contribution.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Supplemental Schedule
December 31, 2009	Exhibit I

(a)	(b) Identity of Issue, Borrower, Lessor,	(c) Description of Investment	(d) Cost	(e) Current
	or Similar Party			Value
	Popular Balanced Managed Fund	Master Trust Fund 360,098 shares	**	$57,464,490

	Federated Government Obligations Fund	Mutual Fund 30,767,889 shares	**	30,767,889
	American Amcap Fund	Mutual Fund 84,358 shares	**	1,407,940
	Eaton Vance Large Cap Value Fund	Mutual Fund 138,521 shares	**	2,318,853
	MFS Research International A Equity Fund	Mutual Fund 330,320 shares	**	4,591,442
	Principal Invs Fund Life 2030 Cl A	Mutual Fund 241,460 shares	**	2,477,379
	Principal Invs Fund Life 2040 Cl A	Mutual Fund 203,333 shares	**	2,080,100
	Principal Investors Lifetime 2050 Fund	Mutual Fund 177,544 shares	**	1,764,790
	Royce Premier Fund	Mutual Fund 435,677 shares	**	7,105,894
	Van Kampen Comstock Fund-A	Mutual Fund 194,730 shares	**	2,689,220
	Vanguard 500 Index Fund	Mutual Fund 55,845 shares	**	5,733,627
	Vanguard Mid-Cap Index Fund	Mutual Fund 276,081 shares	**	4,516,687
	Pimco Total Return Fund	Mutual Fund 548,260 shares	**	5,921,208
	Principal Invs Fund Life 2010 Cl A	Mutual Fund 902,153 shares	**	9,138,810
	Principal Lifetime Str In-A-Fund	Mutual Fund 882,875 shares	**	8,740,465
	Principal Invs Fund Life 2020 Cl A	Mutual Fund 1,387,386 shares	**	11,885,685

	Total Mutual Funds		**	101,139,989
			**
*	BPPR Time Deposit Open Account	Time Deposit Variable	**	383,038

*	Popular, Inc.	Common Stock 20,144,999 shares	**	45,527,699

*	Participant loans	Participant loans with maturities ranging from 06/30/2008 to 12/31/2016 and interest rate of 5%	**	1,387,913

				$205,903,129

*	Party in-interest

**	Cost is not required for participant directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 29, 2010	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Authorized Representative